Catalyst Funds.

Amendment Number 12 to the Investment Company Services Agreement

On behalf of its series,

 SMH Representation Trust

This Amendment Number 12, dated February 24, 2010 to Investment Company Services Agreement ("Agreement") dated April 28, 2006 between the Catalyst Funds, an Ohio Business Trust and Matrix Capital Group, a New York Corporation, is adopted to provide the following:

Schedule C of the Agreement is hereby amended to provide for the addition of the SMH Representation Trust.

All portions of the Agreement not specifically amended herein shall remain in full force and effect.

/s/ Jerry Szilagyi

Jerry Szilagyi, Trustee

Catalyst Funds

/s/ Christopher F. Anci

Christopher F. Anci, President

Matrix Capital Group, Inc.